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                                 C. BOYD CLARKE
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                     AVIRON
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

                Q&A from MedImmune-Aviron Merger Conference Call

Operator: Today's question and answer session will be conducted electronically. In order to pose a question, please press the star key, followed by the digit 1 on your touch tone telephone. Once again, if you would like to ask a question today, please press the star key followed by the digit 1.

We will go first to Mike King of Robertson Stevens.

Mike King: Good morning. Can you hear me?

David Mott: Yes Mike. We can hear you fine.

Mike King: Congratulations on a great move. It is a great strategic move. Just a couple questions. When - I would assume there is Hart-Scott-Rodino and other such regulatory timelines that we have to account for?

David Mott: Yeah. We will have to file with Hart-Scott-Rodino. Our expectation Mike is that that filing should be in frankly imminently. We began work on that already. And that should get filed probably by the middle of next week. Our expectation is that probably by sometime toward the beginning of next week, we would be in a position to - all things willing - go forward with the exchange offer. And then the way the exchange offer rules work as I understand them is we need to leave the offer open for at least 20 business days.

So if all goes well, that puts us in a position where potentially the transaction can close as early as mid-January.

Mike King: Mid-January? Okay. And when should we expect an S4 to - the proxy to be out?

David Mott: Yeah. Our goal is to have that in not later than the beginning of next week.

Mike King: Beginning of next week. Okay. And then on - are there any contingencies about the acquisition based on regulatory action? In other words, is there any out, based on any negative action by the FDA?

David Mott: Pretty standard stuff Mike. You know, we have got the normal conditions of closing that you typically see in an agreement like this, which obviously would cover any material adverse change in the business. But at the - frankly, we have been given the opportunity to work very closely with the folks at Aviron over the last several weeks. We have been through in great detail the FDA's complete response letter, and the company's response to that at this point, and frankly are quite impressed with the job they have done in a short period of time to respond to that, and feel very confident about their ability to address the issues raised by the agency.

We agree with their goal of getting that filed by the end of this year. It is difficult to predict what other kind of events could occur from a regulatory point of view between now and say January 15. But our expectations are that we are going forward.

We are going forward fast. We think they are doing a great job on getting the product ready for licensure, and hopefully launch next year. And we have very standard contract terms governing conditions of closing and material adverse changes.

Mike King: Okay. And then just one final question on the liquid version of FluMist. Is that just a bio-equivalent type study? Or do you have to do full phase threes on that?

Man: No. Actually Mike, they will have to do full - we will have to do full phase threes on that. In fact, I believe Wyeth-Lederle is already into that program.

Man: Yeah, the way the division of duties has worked to date on that is that Aviron has really been leading the charge, development of frozen FluMist here in the US. And their partners at Wyeth have been leading the charge on the development of liquid outside the US.

And our expectation is that we are going to sit down as quickly as appropriate with Wyeth and begin to work together on that program as well.

Mike King: Okay. And is that stable at room temperature? Or would that need to be refrigerated?

Man: My understanding of that right now is that that requires refrigeration.

Mike King: Okay. Great. Thanks a lot.

Operator: We will go next to Caroline Copithorne of Morgan Stanley.

Caroline Copithorne: Thank you. I just had a quick question regarding some of the synergies that were mentioned in general terms. Maybe if you could review more specifically, given the existing partnerships with Synagis with Abbott and Aviron and Wyeth, how you will recognize, or how that plays out from a selling standpoint with your existing sales force.

And then also, similarly, on the manufacturing and R&D side, and how that flows through to some of the cost savings that bring it to being accretive in the out years, as you mentioned.

Man: Okay. Caroline, let me begin by maybe repositioning that a little bit. I want to emphasize that this is not a transaction which is driven by cost savings or reductions between the two companies. In fact, I want to make very clear that we expect there to be more employees and more spending at Aviron next year than there is currently.

So we are in a build mode. And we are in a build mode because we think they have a tremendous product that has blockbuster potential. The reason we want to put these two companies together now is because we think that MedImmune's added resources, experience, infrastructure, can really help them take FluMist to the next level.

So we intend to be investing in the expansion and scale-up of their manufacturing capacity. We are going to ask our folks in clinical research and regulatory to see what ways they can possibly help the existing team at Aviron that is already obviously working incredibly hard and getting a tremendous amount of good clinical research done.

We want to see how we can help with that. So this isn't a deal where you should expect dramatic reductions or cuts in head count or costs. We expect to be investing going forward.

That being said, there obviously are some overlaps in areas where there will be duplication and where we can see some synergies. I think most of that will be realized in areas where perhaps Aviron was looking to hire a whole bunch of new resources and skill sets that we already have present.

For instance, they have a very significant need to expand their quality organization, their QA and QC group, as they scale up manufacturing. MedImmune already has a QA group and QC group, which is - Jim, around 100 people?

Jim Young: More than that actually.

Man: More than that already. So I think that it really is the avoidance of some need to build new groups like that. We obviously have a larger regulatory infrastructure in place, which can help there. And on the marketing and sales side, as you know, we have got probably 150 pediatric dedicated infectious disease salespeople out there in two different sales forces right now.

We have our pediatric specialty sales force, with about 90 representatives covering the office space pediatricians in the US. We have our hospital-based sales force, our clinical marketing managers, covering the major teaching hospitals in the US. There are about 60 of them that are out there, for a total of 150 people dedicated to that market.

Our hope is really to sit down with Wyeth and look at the complementarities between our two organizations and try to figure out how to work together to maximize the commercial opportunity here for FluMist. So I think there clearly will be some synergies in using the infrastructure and the capabilities and talents that we have already got.

The basic concept in the co-promotion in the US is really that Aviron would be responsible for covering what would be thought of as non-traditional channels with FluMist, beginning to develop distribution into managed care organizations, group purchasing organizations, perhaps schools, pharmacies, Internet sales, those sorts of things.

And in addition, obviously, with MedImmune entering the picture, we may have the potential to compliment each other's existing field force capabilities. So there will be some cost savings. It will primarily be driven by the avoidance of the need for new groups being hired and duplication resulting from that.

But primarily you should think of this as two companies putting their resources together to launch what we think has the potential to be perhaps the biggest pediatric infectious disease and adult flu vaccine ever.

Operator: We will go next to Peter Drake of Prudential Financial.

Peter Drake: Thank you. I actually have two questions, David, the first for you and the second to Jim. David, you started off talking about all of the folks within your organization that have expertise in the vaccine area. And you left out one person. So I wanted just to do a gut check. With Wayne Hockmeyer on the board of both companies, can you comment on Wayne's level of enthusiasm? What role did he play in this transaction? And how do you see his role on a moving forward basis?

David Mott: Good Peter. Well if Wayne is listening, which he may be, he will be very complimented to hear you thinking of him as still a vaccine research scientist. It has been a few years since he was at the bench. But I am sure he still possesses all of his skills.

Wayne actually was in an unusual position in this transaction, because he is actually on the board of both companies. So he has been completely uninvolved in the discussions, negotiations, iteration at both boards, because he sits on both boards.

So clearly, since he is on both boards, you can assume that he is a big supported of both companies. Obviously you know he is at MedImmune, as the founder. He joined Aviron's board a little over a year ago, I think about a year and a half ago, and has really enjoyed working with them tremendously.

But because of that inherent situation, sitting on both boards, he has been - he has totally stepped aside from any of the discussions or negotiations, and has not participated.

Did you have a second question Peter? I will take that as a no.

Operator: We will go on to Maykin Ho of Goldman Sachs.

Maykin Ho: Hi Dave. Can you hear me?

David Mott: Yes Maykin.

Maykin Ho: Can you give us some probability of when FluMist might be approved in 02 versus 03, and how that might affect your projections for neutral impact in 2003? And then your accretive assumption in 2004?

David Mott: Yes Maykin, I am happy to do that. Maykin's question, for anybody who couldn't quite hear her - I think she sounds like she is on an airplane - was to comment on the expectations for approval in 02 versus 03, and the potential impact of an 02 versus 03 or an 03 versus an 02 approval on our financial guidance and long-term goals.

First of all, I would like to say that we have spent a lot of time doing detailed scientific, medical, regulatory, manufacturing due diligence, and working with the Aviron folks over the last several weeks. We feel very good about the job that they have done getting this product ready for launch.

And from what we see, we are very confident that we have a product that should ultimately come to market. We think that this product, our estimation is it has an over 90% probability of being licensed by the time you get to the 03 flu season.

We are very optimistic that we have a very significant chance of licensure in
02. Exactly where the difference between 02 and 03 is, I think it is just timing. There are, as Boyd has indicated in his prior public comments, no immediate requirements that we are aware of to do additional new clinical studies.

We think that they are well along in the process of responding to the FDA's complete response letter. And assuming that goes in at around year-end, the timeline is tight, but works if we work very carefully with the agency for a launch in 02.

And that is our base case assumption. And we are very much committed to that. And we believe that we can make that happen, as do the folks at Aviron, and I believe as do our partners at Wyeth.

The interesting thing though Naykin that you bring up is in the event, which we don't expect to happen, that it actually slid into 03, there is very little impact on our financial results, because of the way milestones flow in the relationship with Wyeth.

And in fact, the diluted cash EPS estimates that we have given for 03 of $1.15 to $1.20 would remain very much intact in 03 if the launch was in 03. We would probably gravitate toward the bottom of that range if it was an 03 launch rather than the top of that. But really there is very little difference in the financial results for 03 between an 02 and an 03 launch.

The other thing which is important to note is that really we expect a ramp up for the product to be virtually identical, regardless of which year it launches in, so that our goals for long-term growth of 25% a year in revenues and over 30% a year in EPS would remain exactly the same, whether we are talking about 02 or 03.

And we would still expect the same end result of over $2.1 billion in revenues, and over $2.50 a share in 2006.

Maykin Ho: Okay. Hello? Can you still hear me?

David Mott: Yes.

Maykin Ho: So if I understand you correctly, if the product is approved in the winter of 02, you do not expect much sales on that winter anyway, because it is in the middle of the season. Is that what you are saying?

David Mott: No Maykin, that is not what we are saying. Our goals and expectation and plan is that the product will be launched for the full 02 flu season. And that is the goal that we are working toward.

Our expectation is that that initial season will be somewhat limited by supply and the ability to fully saturate the marketplace, and the initial marketing that is going to be done to develop that market. It will take a year to really get that done. And in 03 then it should ramp up significantly.

If we had the running head start of the 03 season, we think we could end up in very close to the same place in 03.

Maykin Ho: I see. Okay. And your $2.1 billion ((inaudible)), is that assuming Synagis and FluMist? Or do you have other products in that compilation?

David Mott: It is our existing portfolio of products. And I believe by 2006, we are assuming at least one additional product from our portfolio comes to market.

Maykin Ho: Would you want to venture which one that might be?

David Mott: Well, my hope and expectation is it is actually going to be more than one. I think that MedI 507 is clearly in that timeline, somewhere between 04 and 05. And that (Vitaxin(TM)) has the potential to come to market perhaps in the 05/06 timeframe. And that the E coli vaccine has the potential to come to market probably in the 06 timeframe as well.

So as you know, when you are in phase two studies and getting ready to go into phase three, it is very difficult to predict exact timelines. But I think we have a tremendous portfolio of phase two compounds right now, all of which are headed towards that 04 to 06 timeframe.

And I think we have very conservatively assumed that only one of those, in addition to our stable of existing products, Synagis, CytoGam and FluMist being added to that, will be launched.

Maykin Ho: And last question, what is the ((inaudible))?

David Mott: I am sorry Maykin, I didn't hear that.

Maykin Ho: What (milestones are associated with) Wyeth?

David Mott: There are a series of different milestones related to different events, which would be - I am not really prepared to get into the detail and comment on that. Perhaps afterwards we could follow up with some detail on those.

Maykin Ho: Thank you.

Operator: We will go next to Meirav Chovav of CS First Boston.

Meirav Chovav: Hi. This is Meirav. I was wondering, have you discussed this transaction with American Home? And how does American Home feel about it? And by the way, congratulations.

Naykin Ho: Thank you Meirav. Boyd, do you want to comment on that? And then perhaps we could have Mel comment on that as well?

Boyd Clarke: Thank you David. We have obviously notified American Home of the transaction. American Home has been a very effective partner of Aviron over the last couple of years. And we would expect for the merged entity that that would continue.

Mel Booth: Yes, this is Mel Booth. I did talk with Kevin Riley, the President of the vaccine group, this morning. He is aware of it. And we are looking forward to really working together to maximize the potential of FluMist.

Meirav Chovav: You talked about the products being 500 to a billion dollars. What sort of margin would one expect? I understand, based on your press release, that you expect to get half the economics. But what do you think you can get to from a ((inaudible)) margin with that vaccine?

David Mott: Yeah Meirav, this is David. Let me comment on that. What we talked about in the press release was not a range of 500 to a billion, but rather a ramp up to over a billion in sales in the US, in my comments in the conference call. We think that this is a potential blockbuster product, that is going to be quite significant.

With respect to the margins available to Aviron or to a newco following this transaction, we really expect them to be very consistent with our current gross margins, in the range of 75-80%, probably approaching, by the time you get to that 06 goal for us, 78-80% would be our target for gross margins as an organization on our revenues.

Meirav Chovav: Okay. So and you will be recognizing half the revenues?

David Mott: It roughly worked out to that, on a worldwide end user sales basis. We anticipate when you work through the transaction structure, that Aviron has effectively access to about half of the revenues.

Meirav Chovav: Okay. Congratulations for a great deal.

David Mott: Thank you very much Meirav.

Operator: We will go next to Elise Wang of Solomon, Smith, Barney.

Elise Wang: Thank you. Can you hear me okay?

David Mott: Yes Elise.

Elise Wang: Good. Just a couple of points of clarification. Could you go through again with us the timeline for FluMist in terms of submitting the complete response by the end of this year, and what you would expect in terms of a response from the FDA from that time on?

David Mott: Sure Elise. I think - in fact, what I should probably do is have Boyd comment on this a little bit, because I think we are totally simpatico with the folks at Aviron, having had the opportunity to really get very close to them over the last several weeks, and review the status of their response to the complete response letter. I think that they have done a tremendous job.

Ed Connor, Frank Top from our organization, and (Peter Patriarcha), and (Ben Machielse), who runs our quality group, (Gail Wasserman), our process development group, have all been intimately involved in reviewing that information. And we are basically in total agreement with the timeline that Boyd has previously laid out. Boyd, do you want to comment on that?

Boyd Clarke: Thank you David. We continue to sustain the position that we have taken publicly for some time now that we will submit our reply to the complete response letter by the end of this year. At that point, the clock will then start for the FDA through the ((inaudible)). And we would anticipate that they would review the complete response letter over the course of the first two quarters of the year.

So the key point to emphasize one more time is that in order to send in that complete response letter reply, and we believe address their concerns, we do not believe that we will have to do additional clinical trials.

Operator: We will go next to Bill Tanner of SG Cowen.

Bill Tanner: Yeah, a couple of questions. Dave, with respect to the agreement with Wyeth, it sounds like you have not actually spoken to them. And I am wondering if you could comment on what do you think the likelihood of being able to participate in marketing in the traditional channels. And then, is there any possibility that there is any incremental gain to MedImmune over and above I guess just selling more product? You know, something to be restructured for example?

David Mott: Sure Bill. You are right. We thought it would have been inappropriate with something as material and non-public as this situation to talk to them much in advance. We did make sure that cotemporaneous with it hitting the wire this morning that we called our partners, and that Boyd was able to talk to his partners there as well.

We actually at MedImmune have had a very good experience in collaborating with Wyeth in the past. We did initially commercial (RespiGam(R)), our first big product with Wyeth. In fact, Armando Anido, our head of marketing and sales, is a graduate of Lederle, Wyeth Lederle, having been head of marketing for their anti-infective group before moving to Glaxo about nine years ago, ten years ago or so.

And Jeff Hackman, our VP of marketing out of the flu business also comes out of Lederle, where he was in marketing and had run the (Suprex) brand for a number of year. And in fact Mel has a direct experience working with Kevin Riley, who runs their vaccine business, for a number of years when the two of them were running businesses in Canada together.

So they clearly are one of the world's leading vaccine players. They have tremendous capability in this arena. Their success with (Prevnar) has really been just a tremendous example of the value of proprietary novel vaccines, both from a public health point of view, and from a commercial value point of view.

We obviously have some resources that we could potentially bring to bear that were not already existing at Aviron. So that does offer us some new opportunities. But we do think that the existing relationship is one which is tremendous.

The deal structure is one that affords Aviron an ability to participate in the commercialization. There is plenty for them to sink their teeth into in the non-traditional channels. And obviously what we want to do is we want to sit down and show them a full list of the resources that we could bring to bear, and see if maybe there are some opportunities where they could use some of the other resources that we already have.

But that is not something which is required in order to make this a good partnership between MedImmune and Wyeth. It is something that, if it could make it a better commercial structure and a bigger product, obviously both of us would want to do that. But it is not something we need to have this make sense.

Bill Tanner: Okay. And then I guess maybe a question for Jim on the enhanced yield production sounds like that might be applied to FluMist. I am curious if you could comment as to the timeline to implement that, I mean if that is something being considered. And then just a general comment as to what is the perception as to the feasibility of that for this kind of a product versus a monoclonal antibody.

Jim Young: Yeah. Well Bill I think it is a totally different type of product. Obviously the enhanced yield process that we have developed for our monoclonal antibodies is for a cell culture based product. And here we are talking about a product which is produced in an hens egg.

But we think that there are some pretty substantial downstream processing know how that we could bring to bear on this process. There is also the opportunity, we believe, for ultimately converting this to a cell culture based product.

And clearly our expertise in cell culture physiology and scale-up can be brought to bear on that to hopefully make that successful, because I think that really will drive the production of this product to even higher levels, and afford us the opportunity to produce it, possibly even more cheaply than you currently can.

So I think there is synergy in terms of downstream processing now, as it applies to the egg product. And then further down the line, looking at opportunities for producing this in cell culture, where we really do have industry leading capabilities.

Bill Tanner: Okay. Thanks.

Jim Young: You are welcome.

Operator: We will go next to Dennis Harp of Deutsche Bank Alex Brown.

Dennis Harp: Thank you for taking my question, and congratulations on what I think is a great strategic move for both companies. I was wondering first on the timing of FluMist for the 02 flu season, what is the latest that approval could come in order for you really to make the season? What month does that have to happen in order to fill the pipeline and so forth?

Man: Sure Dennis. You know, I think obviously an approval at any point in time is better than not having an approval. So one approaches it always from that perspective. To really optimize the season, certainly our hope would be to have an approval in hand on or before September 1.

Dennis Harp: Okay great. Now with respect to your thoughts about the sales potential of the product potentially in excess of a billion, is that point of view shared with Wyeth? Do they view it as well as that big of a product?

And can you give us some sense of how many doses would that translate into so that we could compare it to the current size of the market? I mean part of the flurry here is that you are really - you are addressing entirely new markets with this product.

And so if you could give us some sense of how large that new market might be for you, either in terms of number of doses or numbers of patients, that would be great, and whether Wyeth shares your point of view.

Man: Sure Dennis. Let me ask Armando Anido, our Senior Vice-President of Marketing and Sales, to comment on some of those questions.

Armando Anido: Thank you. Dennis, in terms of what you have heard from Jim earlier, it really is a major medical advance. And the user friendly delivery, the intra-nasal delivery of this, really opens it up to the untapped market, the healthy population.

If you take a look at the healthy population in the United States between 2 and 64, you are looking at over 170 million people that are in that category. And today, influenza costs society over $15 billion.

Wyeth ((inaudible)) and Aviron have worked very, very closely on their projections on how big this thing is. And we believe they share the enthusiasm with us on this product being pretty large.

You also have to remember currently there is about 75 million doses of inactive dated flu vaccine that are produced. And we believe that will continue to grow, and grow to significant numbers.

Dennis Harp: Great. Well thank you very much, and congratulations again.

Man: Let me just add one thing to that Dennis. I think that overall our expectations are that this could grow both by adding new patient populations, the healthy folks that didn't get the inactivated vaccine before, as well as by, to a lesser extent, competing with some of the existing inactivated market share.

If you look at the market today as being in round numbers 80 million inactivated doses a year in the United States, our expectations would be that over the next roughly five years, that would increase to something on the order of 120 million doses.

Our hope is to capture a significant share of that growth, as that growth will be into the new populations that haven't historically been vaccinated, as well as to perhaps take something in the range of 15% share from the existing marketplace.

So we think that it can be a very large product in the new market area, and also capture some of the existing market.

Operator: We will go next to Akhtar Samad of Bear Stearns.

Akhtar Samad: Thank you and congratulations to both parties. My questions have been largely addressed. Just a quick question for Boyd if I may. If you could tell us when you might be releasing the quick response letter, or giving us some specific insights into the content of that. And again if you could just reiterate the rationale for selling at this point, as opposed to closer to the approval time, the one that you anticipate, in mid 02?

David Mott: I couldn't really hear that question. I don't know if Boyd could either.

Akhtar Samad: Yeah, hi. I will repeat the question. If you could let us know when you might be releasing the ((inaudible)).

Boyd Clarke: Akhtar, we regard the complete response letter as proprietary information, and have no intention of releasing it publicly.

Akhtar Samad: Sure. Okay. And again, if you could just reiterate your rationale for selling at this point in time as opposed to closer to the approval that you anticipate in mid-02.

Boyd Clarke: I think that the answer - or the answer ((inaudible)) exactly what I said in my prepared remarks. We were always confident that we could secure licensure. But we an opportunity now to be able to participate in a significant acceleration of our enterprise towards a truly strong, robust commercial operation.

And so the opportunity was there now. The strategic and tactical fits were superb. And therefore we proceeded fully in the context of understanding that we were optimistic about licensure.

Akhtar Samad: Great. Thank you and congrats again.

Man: Thank you.

Man: Thanks. Why don't we take two more questions at this point, and then wrap up the call so people can all get back to work this morning.

Operator: We will go next to Patrick Flanigan of Adams Harkness.

Felicia Reed: Hi. It is Felicia Reed. Congratulations guys. Can you tell us, based on the data that you have seen, do you think you will be able to get a broad label for FluMist? Or do you think you will have a label that excludes high risk kids?

And secondly, maybe Jim if you could quickly go through the pipeline of Aviron's products and remind us what phase they are in, and tell us what products you think will take top priority at MedImmune?

Man: I think given the sensitivities of responding to things that are under discussion with the FDA, we should have Boyd comment on that, to make sure we don't say anything he is not currently comfortable with, with respect to the labeling. And then Jim can talk about the pipeline. Boyd?

Boyd Clarke: Okay. As you are aware, we initially submitted a biologics license application that was looking forward to licensure in a population of healthy children and healthy adults, ages 1 through 64. As many of you are aware, concomitant use was an issue that was discussed significantly at the advisory committee.

By concomitant use I mean the use of FluMist as in association with all around other commonly used pediatric vaccines, the majority of which are used in ages up to 18 months. It would be my anticipation that we would have an ongoing dialogue, either alone or in the context of newco, as to the shape of that label.

It will still involve, as Armando had said, in a larger target audience than any product has ever entered the market on to my knowledge. Thank you.

David Mott: Okay. One more question. Oh, Jim was going to answer the pipeline question.

Jim Young: Yeah. Let me talk a little bit about the pipeline, as we have reviewed it. And basically you can divide it up into two categories, the first being enhancement to the FluMist program.

They have a series of different sub-programs underway, which I think are important to being able to enhance the robustness of the manufacturing process, looking at potentially new formulations and also to enhance the efficiency and yields of the process.

I think those are very high priorities again to continue to invest in the franchise, build the franchise, and make it to the product we think it can be.

The other categories obviously are the new products that they have in development. And I think, as I mentioned before in the prepared part of the presentation, that there are some very important synergies there. Obviously their vaccines in herpes simplex virus and cytomegalovirus are important opportunities, as neither viruses have vaccines that are currently on the market.

They also have programs for parainfluenza virus 3 and (RSV) vaccines, clearly important products to fill out those franchise of pediatric infectious disease products. We have always been very interested in trying to find and secure an interest in an (RSV) vaccine.

Obviously with Synagis, we are at the forefront of every health care provider's mind in terms of being involved in the (RSV) disease. We see a vaccine to be not competitive with Synagis, but rather quite complimentary, because it would be used in different populations, and that we could further expand our (RSV) reach.

And so we are very interested in the technology that they have developed related to an attenuated (RSV) vaccine. So that of course would again have very high priority.

They also have another herpes type vaccine, (EDV), in development. So they have the parainfluenza virus 3 and the (EDV) vaccines in phase two clinical development. They also have efforts underway toward a room temperature FluMist presentation that I think are very important.

So the other programs are pre-clinicals, moving towards the clinic. And so it is a very nice mix of products at various stages of development, with very important medical opportunities, and commercial opportunities.

David Mott: Okay. Why don't we take one last question.

Operator: We will go next to Peter Drake of Prudential Financial.

Peter Drake: Thank you David. My phone went off just as I was going to ask Jim Young the second question, which is Jim could you comment on FluMist's competitive position against currents and potential future products? How have you looked at the differentiating features of FluMist?

Jim Young: Well I think it is pretty easy actually. Clearly the most discriminating feature is the administration. What kid wouldn't rather get a little spritz up the nose versus an injection? Or what adult for that matter?

So I think that clearly differentiates the product. There is also, although not statistically significant, in virtually all of the clinical trials that were done, there was always a trend toward greater efficacy with FluMist over the sub-unit inactivated injected vaccine.

So clearly we will be interested in pursuing that, and see if we can shore that up, the other feature to discriminate the products. But I think the most important thing is the fact that it is easily administered, can be used more broadly in a healthy population.

Remember the flu is a bad disease. People get sick and they are stuck in bed, incapacitated for 5-10 days. Being able to provide an easy to use, safe vaccine, without an injection, is going to be a tremendous opportunity for public health.

Peter Drake: Thank you.

David Mott: With that, why don't I close by just making a couple of comments. First of all, I want to reiterate that we are very excited about this opportunity. We think it provides tremendous value for both sets of shareholders.

It gives MedImmune really the opportunity to add what we believe will be a second blockbuster product to our existing portfolio, with Synagis already out there on the market. It gives us the opportunity to collaborate on a very complimentary earlier R&D portfolio, where clearly there is an awful lot of overlap, both with respect to the technology and with respect to the disease targets.

We think that the skill sets of the two groups of employees are very complimentary. They have tremendous capabilities in the areas that they have been investing in and building over the last several years. And really we have tremendous capabilities in the areas that they needed to expand over the next several years.

So that fit is tremendous. And we think that by putting the two companies together, we are going to create tremendous financial growth for both sets of shareholders going forward as we look at roughly neutral cash EPS in 03, and significant double-digit accretion thereafter, with a long-range goal of over 25% comp on annual growth and revenues, and over 30% in earnings per share.

With that, I would like to close the conference call. Thank you all very much for participating. And we will look forward to seeing you and talking to you all soon. Bye-bye.

Operator: That concludes today's conference call. We thank you for your participation. You may disconnect at this time.



                                       END

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